================================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

                                GLAMIS GOLD LTD.
          ------------------------------------------------------------
                (Translation of registrant's name into English)

                  5190 Neil Rd., Suite 310, Reno, Nevada 89502
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  [ ]      Form 40-F  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes  [ ]      No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________


================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   GLAMIS GOLD LTD.
         Date:  November 12, 2002                  (Registrant)



                                                   By: /s/ Cheryl S. Maher
                                                      --------------------------
                                                      Cheryl S. Maher
                                                      Chief Financial Officer

                                 BC FORM 53-901F
                              (previously Form 27)

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


ITEM 1            REPORTING ISSUER

                  Glamis Gold Ltd.
                  Suite 310 - 5190 Neil Road
                  Reno Nevada
                  89502

                  (the "Company")

                  Telephone:  (775) 827-4600


ITEM 2.           DATE OF MATERIAL CHANGE

                  November 11, 2002


ITEM 3.           PRESS RELEASE

                  The Company issued a news release on November 11, 2002.


ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced increased mineral resource estimates for its Marlin Project in Guatemala.


ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                  See attached press release.


ITEM 6.           RELIANCE ON SECTION 85(2) OF THE ACT

                  Not applicable.


ITEM 7.           OMITTED INFORMATION

                  None.

ITEM 8.           SENIOR OFFICERS

                  The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

                  Charles A. Jeannes
                  Senior Vice-President, Administration General Counsel
                    and Secretary
                  5190 Neil Road
                  Reno, Nevada

                  Telephone:  (755) 827-4600


ITEM 9.           STATEMENT OF SENIOR OFFICER

                  The foregoing accurately discloses the material change referred to herein.



November 12, 2002                        Signed "Charles A. Jeannes"
------------------------------           ---------------------------------------
Date                                     Signature

                                         CHARLES A. JEANNES
                                         ---------------------------------------
                                         Name

                                         SENIOR VICE-PRESIDENT, ADMINISTRATION,
                                         GENERAL COUNSEL AND SECRETARY
                                         ---------------------------------------
                                         Position

                                         RENO, NEVADA
                                         ---------------------------------------
                                         Place of Declaration


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[GLAMIS GOLD LOGO]

                                  NEWS RELEASE
               ---------------------------------------------------
                                GLAMIS GOLD LTD.
               ---------------------------------------------------


FOR IMMEDIATE RELEASE
All amounts in United States Dollars

TRADING SYMBOL: TSE NYSE - GLG                                 NOVEMBER 11, 2002


               GLAMIS GOLD REPORTS THIRD QUARTER RESULTS AND MORE
                  THAN DOUBLES RESOURCE AT THE MARLIN PROJECT


Reno, Nevada - GLAMIS GOLD LTD. (NYSE: GLG; TSX: GLG) today reported net income of $2.4 million or $0.02 per share for the third quarter of 2002 compared to net income of $0.6 million or $0.01 per share in the third quarter of 2001. Results for the third quarter of 2002 reflect the merger with Francisco Gold Corp. which was finalized on July 16, 2002.

THIRD QUARTER HIGHLIGHTS

     o Gold production increased to 58,987 ounces in the third quarter of 2002 compared to 57,295 ounces in the third quarter of 2001.

     o Total cash costs of production declined to $167 per ounce of gold compared to $188 per ounce in the third quarter of the prior year, a reduction of more than 11 percent.

     o The on-going drilling program at the Marlin project in Guatemala resulted in an increase in the gold equivalent resource from 1.4 million ounces to 3.3 million ounces.

     o The Phase 2 drilling program commenced at the Cerro Blanco gold project, also located in Guatemala.

     o An updated feasibility study was completed at the El Sauzal gold project in Mexico that significantly improved project economics. Based on this study, the Board of Directors formally approved the project on November 7, 2002.

Kevin McArthur, President and Chief Executive Officer of the Company stated, "Glamis accomplished a great deal in the latest quarter and is confident of reaching its 2002 production goal of more than 250,000 ounces of gold at a total cash cost of less than $170 per ounce. In addition, we made excellent progress in advancing the Marigold expansion project, significantly improved the economics of our El Sauzal project in Mexico and commenced the Phase 2 exploration drilling program at the Cerro Blanco project. Our most important achievement, however, was more than doubling the resource at the Marlin project from 1.4 million to 3.3 million gold equivalent ounces. Marlin has rapidly become a major gold discovery and we believe that the project has excellent potential to make a substantial contribution to the Company's future."

FINANCIAL RESULTS

During the third quarter of 2002, Glamis produced 58,987 ounces of gold at a total cash cost of $167 per ounce compared to 57,295 ounces of gold at a total cash cost of $188 per ounce in the third quarter of the previous year. The sharp decline in total cash costs from the third quarter of 2001 was due mainly to cost reductions and increased production at both the San Martin and Rand mines.

Revenue from gold sales in the third quarter of 2002 rose to $19.8 million compared to $15.9 million for the third quarter of the prior year. The increase was due to higher realized gold prices and higher gold sales. In the latest quarter, Glamis sold 62,062 ounces of gold at $318 per ounce compared to 57,740 ounces at $275 per ounce in the second quarter of 2001. Net income for the third quarter of 2002 was reduced by higher depreciation and depletion charges as a result of on-going capital expenditures associated with the Marigold expansion. In addition, exploration spending and the provision for future income taxes were also higher when compared to the third quarter of the prior year.

For the first nine months of 2003, Glamis reported net income of $9.0 million or $0.10 per share compared to net income of $2.0 million or $0.03 per share for the corresponding nine month period of 2001. During the nine month period ended September 30, 2002, Glamis produced 184,642 ounces of gold at a total cash cost of $159 per ounce compared to 157,753 ounces of gold at a total cash cost of $178 per ounce during the comparable period of 2001. Both revenue and net income increased significantly as a result of much better gold prices and higher gold sales.

Glamis remains in excellent financial position. As of September 30, 2002, cash and cash equivalents amounted to $47.3 million and working capital stood at $55.5 million. Cash flow from operations increased to $7.6 million and $24.3 million respectively for the third quarter and first nine months of 2002 compared to $2.9 million and $10.9 million for the third quarter and first nine months of 2001. Capital expenditures for the year to date were $28.7 million and were funded entirely from the Company's cash balance and cash flow from operations.

REVIEW OF OPERATIONS

Gold production for the third quarter of 2002 increased to 58,987 ounces compared to 57,295 in the third quarter of 2001 as higher gold output at both the San Martin and Rand mines more than offset the planned lower production at the Marigold mine. Detailed production data for the latest quarter is presented below:

                              Gold Produced (oz.)          Ore Tons            Grade (oz./ton)          Waste Tons
---------------------------------------------------------------------------------------------------------------------
San Martin                          34,895                1,451,632                 0.037                  246,662

Marigold   66.7%                    10,089                  752,322                 0.020                4,346,045

Rand Mine                           14,003                1,527,000                 0.021                1,836,700

San Martin Mine

At the San Martin mine, gold production in the third quarter of 2002 increased to 34,895 ounces at a total cash cost of $103 per ounce compared to 32,246 ounces at a total cash cost of $123 per ounce. To date, gold production has been higher than forecast as ore grades continue to exceed those projected by the mine model. Glamis expects San Martin to meet its production target of 125,000 ounces for the year. Exploration permits for the nearby Minitas property are expected shortly and drilling will begin soon thereafter.

Marigold Mine

Glamis' share of gold production at its 66.7 percent-owned Marigold mine declined to 10,089 ounces compared to 14,249 ounces in the third quarter of the prior year. The expected decline in gold production was attributable mainly to the on-going waste stripping program for the Terry Zone expansion, and the mining of lower-grade ore as part of the planned mining sequence. As a result, total cash costs increased to $247 per ounce compared to $160 per ounce in the third quarter of 2001. Operations at Marigold improved in September with a significant increase in tons mined, higher ore grades and lower total cash costs and Glamis is confident of achieving its 2002 production target of 55,000 ounces of gold to the Company's account.

Rand Mine

Third quarter gold production at Rand mine was 14,003 ounces at a total cash cost of $267 per ounce compared to 10,800 ounces at a total cash cost of $418 per ounce for the third quarter of 2001. Mining will be completed at Rand in the first quarter of 2003, at which time the primary truck fleet will be transferred to Marigold. Glamis is projecting total gold production of 70,000 ounces from Rand mine for 2002.

DEVELOPMENT PROJECTS

Marigold Expansion

The Marigold expansion project remains on schedule. Much of the Terry Zone pre-stripping program has been completed as well as an expansion of leach pad capacity. In addition, the 2002 in-fill drilling program has been completed on Sections 30 and 31 in preparation for expanded mining operations. Exploration drilling has commenced in the Section 7 area and initial results have been encouraging. A comprehensive review of all drill data will be completed for the Company's year-end reserve and resource update. As the Marigold expansion project is phased in over the next three years, Glamis' two-thirds share of gold production is projected to increase to over 110,000 ounces annually at an estimated total cash cost of less than $150 per ounce.

El Sauzal

During the third quarter of 2002, Glamis completed a number of detailed optimization studies that have significantly improved the economics of the El Sauzal project when compared to the original feasibility study completed in June 2002. As a result of these studies, average annual gold production is now projected at 190,000 ounces at a total cash cost of $110 per ounce. Most importantly, the projected internal rate of return for the project has increased to 25 percent based on an average gold price of $300 per ounce.

The Company has received approval from its Board of Directors to proceed with the project. Construction is scheduled to commence in the second half of 2003 after permits are secured. Meanwhile, Glamis is working closely with government officials to approve a southern access road and power line from the city of Los Mochis to the property. The proposed southern route would significantly reduce travel time and provide ready access to a deepwater ocean port. Commercial production is scheduled to commence in the first quarter of 2005.

EXPLORATION

Marlin

At its Marlin gold project in Guatemala, Glamis had previously calculated a gold equivalent resource of 1.4 million ounces (see news release dated June 17, 2002). In June of this year, a comprehensive $3 million exploration program commenced to provide in-fill drilling information on the Main zone and to extend the mineralization. Excellent results have been achieved to date, particularly in the southeast extension area.

Selected intervals from the latest drill program at the Marlin property are summarized below:

                              Interval               Length            Au               Ag              Au Equiv.*
      Hole #                    (m)                   (m)             (g/t)            (g/t)               (g/t)
----------------------------------------------------------------------------------------------------------------------
      MR02-49             144.0 to 177.0              33.0             11.9             134.3              14.2

      MR02-50             193.5 to 223.5              30.0             11.2             139.4              13.5

      MR02-64             172.5 to 190.5              18.0             13.1             309.0              18.2

      MR02-76              84.0 to 117.0              33.0             10.3             212.6              13.9

      MR02-77              46.5 to  81.0              34.5             11.2             160.1              13.9

      MR02-97             177.0 to 195.0              18.0             16.4              73.2              17.6

As a result of ongoing drilling success, the gold equivalent resource has increased to nearly 3.3 million ounces and excellent potential remains for further expansion as the deposit remains open along strike and at depth. The results of the latest and the prior resource calculations are presented below (calculated at a gold cut-off grade of 0.3 grams/tonne):

                   Resource Calculation as of October 18, 2002

Resource                  Ore             Au            Au             Ag             Ag              Au Equiv.*
Type                    Tonnes         g/tonne        Ounces        g/tonne         Ounces              Ounces
----------------------------------------------------------------------------------------------------------------------
Measured              21,100,000         1.74        1,180,000        28.1        19,090,000          1,500,000
Indicated             12,500,000         1.67          670,000        29.8        11,970,000            870,000
Inferred              17,500,000         1.21          680,000        22.7        12,770,000            890,000

                 Resource Calculation as Reported June 17, 2002

Resource                  Ore             Au            Au             Ag             Ag              Au Equiv.*
Type                    Tonnes         g/tonne        Ounces        g/tonne         Ounces              Ounces
----------------------------------------------------------------------------------------------------------------------
Measured                 4,195,000        1.94        261,000        29.3         3,956,000           327,000
Indicated                8,573,000        1.46        401,000        22.2         6,125,000           503,000
Inferred                14,129,000        1.09        494,000        11.5         5,218,000           581,000

     * Assumes a silver to gold ratio of 60:1.

As of October 31, 2002, more than 200 drill holes (nearly 26,000 meters) had been completed. Drilling on the property continues with two reverse circulation drills and one diamond drill. A project location map, the drill hole database, a grade-thickness map and a cross-section through the southeast extension area can be found on the Glamis website (www.glamis.com) under the "What's New" section.

Recent metallurgical testing at a 200 mesh grind has yielded recoveries well in excess of 90 percent for gold and 85 percent for silver for all samples. Although the full extent of the mineralization has yet to be defined, scoping of the project is underway based on results to date. An internal feasibility study is scheduled to be completed early in 2003.

Cerro Blanco

The Phase 2 drilling program consists of eight in-fill and stepout diamond drill holes to verify and extend high-grade gold mineralization at the Cerro Blanco property in Guatemala. Drilling commenced in early October to follow up on the promising results achieved in the initial phase (see news release of September 30, 2002).

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines in Nevada, California and Honduras. The Company remains debt-free and unhedged. Glamis' strategic goal is to increase annual gold production to 500,000 ounces at a total cash cost below $150 per ounce.

A conference call to discuss third quarter results will be held at 9:00 a.m. EST on November 12, 2002. You may join the call by dialing (877) 500-5824, or (706) 634-0787 for calls outside the U.S. or Canada. Ask for the Glamis Conference Call or quote ID #6474111. Replays will be available after the call by dialing
(800) 642-1687 or (706) 645-9291 for calls outside the U.S. or Canada and enter Conference ID #6474111.


Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis' hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Other Considerations" in the Glamis' Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.                            Website:                                        www.glamis.com
5190 Neil Road, Suite 310                   email requests for investor packets to:         info@glamis.com
Reno, NV  89502                             email questions/correspondence to:            michaels@glamis.com
Michael A. Steeves                          Phone:                                      1-775-827-4600 ext. 3104
Vice President, Investor Relations

GLAMIS GOLD LTD.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except per share amounts)

                                                                                SEPTEMBER 30,             December 31,
                                                                                    2002                      2001
                                                                                 (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and equivalents                                                             $ 47,315                 $ 45,852
  Accounts and interest receivable                                                    1,840                    1,096
  Taxes recoverable                                                                   1,083                      615
  Inventories                                                                        15,121                   12,725
  Prepaid expenses and other                                                            897                      631
----------------------------------------------------------------------------------------------------------------------
                                                                                     66,256                   60,919

Plant, equipment and mine development costs, net                                    282,889                   80,970
Other assets                                                                          9,119                    6,849
----------------------------------------------------------------------------------------------------------------------
                                                                                   $358,264                 $148,738
======================================================================================================================
LIABILITIES
Current liabilities:
  Accounts payable and accrued liabilities                                         $ 10,767                 $  5,529


Reserve for site closure and reclamation costs                                        9,460                   10,427
Future income taxes                                                                  67,895                    9,416
----------------------------------------------------------------------------------------------------------------------
                                                                                     88,122                   25,372
SHAREHOLDERS' EQUITY
Share capital:
  Authorized:
  200,000,000 common shares without par value
      5,000,000 preferred shares, Cdn$10 per share par value,
      issuable in series
  Issued and fully paid:
      111,858,365 (2001-83,283,462) common shares                                   326,667                  194,793
Contributed surplus                                                                   5,933                       63
Deficit                                                                             (62,458)                 (71,490)
----------------------------------------------------------------------------------------------------------------------
                                                                                    270,142                  123,366
----------------------------------------------------------------------------------------------------------------------
                                                                                   $358,264                 $148,738
======================================================================================================================


PREPARED BY MANAGEMENT WITHOUT AUDIT

GLAMIS GOLD LTD.
CONSOLIDATED STATEMENTS OF EARNINGS
(Expressed in thousands of U.S. dollars, except per share amounts)
(Unaudited)

                                                                          Three months ended           Nine months ended
                                                                                    Sept. 30                    Sept. 30
                                                                         2002           2001          2002          2001
-------------------------------------------------------------------------------------------------------------------------
Revenue                                                               $19,820        $15,917       $58,379       $44,849
Cost of goods sold                                                     10,441         10,895        30,150        29,246
-------------------------------------------------------------------------------------------------------------------------
                                                                        9,379          5,022        28,229        15,603
-------------------------------------------------------------------------------------------------------------------------
Expenses
  Depreciation and depletion                                            4,612          2,666        12,508         9,061
  Reclamation                                                             276            268           970           782
  Exploration                                                           1,164            216         1,793         1,064
  General and administrative                                            1,068          1,023         3,284         3,218
-------------------------------------------------------------------------------------------------------------------------
                                                                        7,120          4,173        18,555        14,125
-------------------------------------------------------------------------------------------------------------------------

Earnings from operations                                                2,259            849         9,674         1,478
Interest expense                                                            -              3             -             6
Interest and other income (expense)                                       576            152           917           717

-------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                            2,835            694        10,591         2,189
Provision for income taxes
   Current                                                                (64)           502            81           804
   Future                                                                 463           (411)        1,478          (621)
-------------------------------------------------------------------------------------------------------------------------
                                                                          399             91         1,559           183

-------------------------------------------------------------------------------------------------------------------------
Net earnings                                                          $ 2,436        $   603       $ 9,032       $ 2,006
=========================================================================================================================
Basic earnings per share                                                $0.02          $0.01         $0.10         $0.03
=========================================================================================================================
Diluted earnings per share                                              $0.02          $0.01         $0.10         $0.03
=========================================================================================================================



CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in thousands of U.S. dollars)
(Unaudited)

                                                                  Three months ended                  Nine months ended
                                                                            Sept. 30                           Sept. 30
                                                               2002             2001              2002             2001
-------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                $(64,894)        $(74,935)         $(71,490)        $(76,338)
Net earnings                                                   2,436              603             9,032            2,006
-------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                      $(62,458)        $(74,332)         $(62,458)        $(74,332)
=========================================================================================================================

PREPARED BY MANAGEMENT WITHOUT AUDIT

GLAMIS GOLD LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)
(Unaudited)

                                                                      Three months ended             Nine months ended
                                                                                Sept. 30                      Sept. 30
                                                                      2002          2001           2002         2001
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                        $ 2,436         $   603       $ 9,032      $ 2,006
Adjustments to reconcile net earnings to net cash provided by operations:
   Depreciation and depletion                                         4,612            2,465       12,508        8,860
   Reserve for site closure and reclamation costs                       276              268          958          782
   Loss (gain) on sale of assets/investments                           (157)               -          279          (77)
   Future income taxes                                                  463             (411)        1,478        (621)
   Other non-cash expenses                                               (1)             (60)            3         (56)
-----------------------------------------------------------------------------------------------------------------------
Cash flow from operations before the following:                       7,629            2,865        24,258      10,894

   Changes in non-cash working capital                                2,989            (656)           489      (2,860)
   Reclamation liability expenditures                                  (567)           (702)        (1,925)     (1,856)
-----------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM OPERATING ACTIVITIES                             10,051           1,507         22,822       6,178
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired                          (5,921)             -         (6,429)           -
Purchase of plant and equipment, net of disposals                    (1,914)          (908)       (14,663)      (4,801)
MINERAL PROPERTY ACQUISITION AND                                     (2,082)          (879)        (5,599)      (8,311)
     MINE DEVELOPMENT COSTS
Purchase/release of environmental bonds                                (800)        (1,422)        (2,087)        (708)
Other assets                                                           (100)             -          (224)            -
Proceeds from sale of investments                                       148              -           318            82
-----------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                          (10,669)       (3,209)      (28,684)      (13,738)
-----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital                                             2,956            348         7,325         2,018
-----------------------------------------------------------------------------------------------------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                              2,956            348         7,325         2,018
-----------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and  equivalents                          2,339         (1,354)         1,463       (5,542)
Cash and equivalents, beginning of period                            44,976          9,090         45,852       13,278
-----------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF PERIOD                                 $47,315        $ 7,736        $47,315      $ 7,736
=======================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION:
     Cash paid (received) during
          the period for:
               Interest                                               $(235)       $  (131)       $  (677)     $  (295)
               Taxes                                                      3             32             57           98
-----------------------------------------------------------------------------------------------------------------------


PREPARED BY MANAGEMENT WITHOUT AUDIT

THIRD QUARTER REPORT
GLAMIS GOLD LTD.
PRODUCTION/REVENUE DATA

                                                     THREE MONTHS ENDED SEPT. 30,       NINE MONTHS ENDED SEPT. 30,
                                                             2002           2001            2002              2001
-------------------------------------------------------------------------------------------------------------------
GOLD OUNCES PRODUCED                                       58,987         57,295         184,642           157,753
GOLD OUNCES SOLD                                           62,062         57,740         188,975           165,788
AVERAGE REVENUE REALIZED PER OUNCE                           $318           $275            $309              $270
AVERAGE MARKET PRICE PER OUNCE                               $314           $274            $306              $269
TOTAL CASH COST PER OUNCE OF PRODUCTION                      $167           $188            $159              $178
TOTAL COST PER OUNCE OF PRODUCTION                           $247           $231            $233              $223
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GOLD PRODUCTION - OUNCES
San Martin Mine                                            34,895         32,246         100,028            74,548
Rand Mine                                                  14,003         10,800          51,942            38,280
Marigold Mine (66.67%)                                     10,089         14,249          32,672            44,925
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     Total                                                 58,987         57,295         184,642           157,753
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TOTAL CASH COST PER OUNCE OF PRODUCTION
San Martin Mine                                              $103           $123            $101              $130
Rand Mine                                                    $267           $418            $240              $283
Marigold Mine (66.67%)                                       $247           $160            $210              $168
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     Company average                                         $167           $188            $159              $178
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TOTAL COST PER OUNCE OF PRODUCTION
San Martin Mine                                              $201           $167            $192              $183
Rand Mine                                                    $303           $474            $277              $330
Marigold Mine (66.67%)                                       $327           $192            $290              $200
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     Company average                                         $247           $231            $233              $223
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WORKING CAPITAL (THOUSANDS)                               $55,489        $17,103         $55,489           $17,103
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CASH FLOW FROM OPERATIONS (THOUSANDS)                      $7,629         $2,865         $24,258           $10,894
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NET EARNINGS FOR THE PERIOD (THOUSANDS)                    $2,436            $603         $9,032             $2,006
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CASH FLOW FROM OPERATIONS PER SHARE                         $0.07           $0.04          $0.26              $0.15
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BASIC EARNINGS PER SHARE                                    $0.02           $0.01          $0.10              $0.03
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AVERAGE SHARES OUTSTANDING                            104,635,751      71,382,312     92,278,017         70,843,153
-------------------------------------------------------------------------------------------------------------------


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